Rosemarie A. Thurston	ALSTON & BIRD LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 404-881-7000 Fax: 404-253-8447 www.alston.com Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

April 5, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc. Registration Statement on Form S-11 File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comment by the Staff of the U.S. Securities and Exchange Commission in the letter dated March 8, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer today has filed an amendment (“Amendment No. 4”) to the Registration Statement via EDGAR. For your convenience, we have set forth below the Staff’s comment followed by the Issuer’s response.

General

1. Comment: Based on the documents that you incorporate by reference, please clarify how your filing complies with Rule 3-01(c) and (d) of Regulation S-X.

Response: The Issuer has revised page 169 of Amendment No. 4 to incorporate by reference the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011, which includes audited balance sheets for the Issuer’s two most recent fiscal years as required by Rule 3-01(c) and (d) of Regulation S-X.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

April 5, 2012

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ ROSEMARIE A. THURSTON
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc. Jason W. Goode, Alston & Bird LLP